SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Mobilebits Holding Corporation
 (Name of Issuer)

Common Stock, Par Value Five Cents ($0.05) Per Share
(Title of Class of Securities)

60743A 103
 (CUSIP Number)

Michael J. Moeddel, Esq.
One East Fourth Street
Suite 1400
Cincinnati, Ohio 45202
(513)  639-3962
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 60743A 103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Najak Investment Company (Exempted)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.20%
14	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
This Schedule 13D is being filed on behalf of Najak Investment Company, a Jordanian exempted company (the "Reporting Person"), to report its beneficial ownership in MobileBits Holding Corporation, a corporation organized under the laws of Nevada (the "Issuer").
This Schedule 13D is being filed by the Reporting Person in connection with that certain MobileBits Holding Corporation Stock Purchase Agreement (the "Purchase Agreement") dated as of June 24, 2014 and effective as of August 1, 2014 by and among the Issuer and the Reporting Person pursuant to which the Issuer agreed to sell, and the Reporting Person agreed to purchase, Twenty Four Million (24,000,000) shares (the "Shares") of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), for a purchase price of One Million Two Hundred Thousand Dollars ($1,200,000) (the "Purchase Price"). The Purchase Agreement is attached as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014  and is incorporated in this Item 1 and Item 7 of this Schedule 13D by reference.
The principal executive offices of the Issuer are located at 5901 N. Honore Ave., Suite 110, Sarasota, Florida 34243.
Item 2.  Identity and Background
This Schedule 13D is being filed by Najak Investment Company (Exempted), a Jordanian exempted company with a principal address of P.O. Box 831259, Amman- Jordan and a telephone number of 6 463 2374.
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.
Item 3.      Source and Amount of Funds or Other Consideration.
Funds necessary to purchase the Shares consist of cash on hand with the Reporting Person.
Item 4.  Purpose of Transactions.
The Reporting Person has decided to make an equity investment in the Issuer based on the Reporting Person's belief that the Issuer, based on its business operations and product offerings  has significant growth potential and that the Shares, when purchased, represent an attractive investment opportunity.

Except as set forth above and otherwise in the capacities therein described, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so. In addition, the Reporting Person may, from time to time and at any time, (1) acquire additional shares of Common Stock (subject to availability if the price is deemed favorable) in the open market, in privately negotiated transactions or otherwise or (2) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

Item 5.  Interest in Securities of the Issuer.
(a)            See Items 11 and 13 on page 2 of this Schedule 13D.
(b)            See Items 7, 9 and 11 on page 2 of this Schedule 13D.
(c)            The Reporting Person has not engaged in any transactions in the Common Stock that were effected during the past sixty days.
(d)            No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares of Common Stock beneficially owned by the Reporting Person.
(e)            Not Applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under Item 4 is incorporated by reference into this Item 6.
Pursuant to the Purchase Agreement, the Reporting Person has the right to purchase an additional Forty Million (40,000,000) shares of Common Stock at Five Cents ($0.05) per share on or before the date which is Two Hundred Ten Days (210) days after the initial closing date with respect to the Shares.
In conjunction with the Purchase Agreement, Hussein Abu Hassan, an affiliate of the Reporting Person, entered into an Employment Agreement dated as of April 21, 2014 and revised as of July 2, 2014 with the Issuer pursuant to which Mr. Abu Hassan will serve as the President and Chief Operating Officer of the Issuer and a Director Agreement with the Issuer, Pringo, Inc. and MobileBits Corporation pursuant to which Mr. Abu Hassan will serve as a member of the board of directors of each of those companies.
Other than the agreements described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7.  Material to be Filed as Exhibits.
99.1	MobileBits Holding Corporation Stock Purchase Agreement dated as of June 24, 2014 by and among the Issuer and the Reporting Person (incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2014).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:             August 11, 2014
NAJAK INVESTMENT COMPANY (Exempted) By: /s/ Hussein Abu Hassan Name: Hussein Abu Hassan